# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TipSnaps, Inc.
16192 Coastal Highway
Lewes, Delaware 19958
https://tipsnaps.com

Up to $571,715.34 in Common Stock at $4.17
Minimum Target Amount: $9,999.66

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** TipSnaps, Inc.
**Address:** 16192 Coastal Highway, Lewes, Delaware 19958
**State of Incorporation:** DE
**Date Incorporated:** March 30, 2017

## Terms:

**Equity**

**Offering Minimum:** $9,999.66 | 2,398 shares of Common Stock
**Offering Maximum:** $571,715.34 | 137,102 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $4.17
**Minimum Investment Amount (per investor):** $254.37

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives and Bonuses***

**Loyalty Bonus** - Previous Investors of TipSnaps will receive additional 10% bonus shares on their investment

**Time-Based:**

Friends and Family Early Birds - Invest within the 3 days of the campaign and receive 15% Bonus Shares

Super Early Bird Bonus - Invest within the first week of the campaign and receive 10% Bonus Shares

Early Bird Bonus - Invest within the first 2 weeks of the campaign and receive 5% Bonus Shares

**Amount-Based:**

$500+ | Invest $500+ and receive a limited edition TipSnaps T-shirt + 5% Bonus Shares

$1,000+ | Invest $1000+ and receive a limited edition TipSnaps Hoodie + 8% Bonus Shares

$2,500+ | Invest $2,500+ and receive a TipSnaps Hoodie and T-Shirt + 10% Bonus Shares

$5,000+ | Invest $5,000+ and receive a TipSnaps Hoodie and T-Shirt + 15% Bonus Shares

$10,000+ | Invest $10,000+ and receive a TipSnaps Hoodie, T-Shirt, Private call/meeting with the Founders (time and location permitting) + 20% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

TipSnaps will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.17 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $417. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus listed above in addition to the aforementioned bonus.

## The Company and its Business

*Company Overview*

TipSnaps Inc. (the "Company") was incorporated on March 30, 2017 under the laws of the State of Delaware, and is headquartered in Lewes, DE. The Company was originally formed as a limited liability company, TipSnaps, LLC on March 30, 2017 and converted to a corporation on June 18, 2021.

TipPools is a product of TipSnaps Inc. Since its functionality is unique and different from the core website www.tipsnaps.com - we branded it separately as www.tippools.com. Specifically for user acquisition. But it's a wholly owned product of TipSnaps Inc. and provides capital for product development and operations. Investing in this offering is investing in TipSnaps which operates both the TipPools brand and TipSnaps brand products.

TipSnaps is a social media platform that allows users to discover, share, and connect with their favorite celebrities, influencers, and brands. The company's main product is a mobile app that provides users with exclusive content and experiences, such as behind-the-scenes looks at the lives of their favorite celebrities and the opportunity to interact with them directly through features like video calls and messaging.

TipSnaps operates on a subscription-based business model, with users paying a monthly fee for access to exclusive content and experiences. The company generates revenue through the sale of these subscriptions, as well as through partnerships with brands and influencers who pay to promote their products and services on the platform.

We believe we are an early mover and boot-strapping company focused on the $104B Creator Economy with 32% CAGR.

TipSnaps has $2.1M+ in gross sales since its launch in 2017 and we have registered 478K+ users. We are focused on the evolution of social media and the Creator Economy which we believe will be crowdfunding for fan-requested pay-per-view content.

We have launched what we believe to be a revolutionary feature called TipPools. TipPools is fan-initiated crowdfunding for pay-per-view social media content. Think 'GoFundMe' for social media, except the fans are empowered to catalyze other fans to request the content that they want to see. The Creator does not have to be involved in the initial idea, fans can come together and pledge/pool using the TipPools mobile-optimized web platform. No fan is charged unless the Creator accepts the challenge, so it's a safe bet and win/win for Creators and fans alike.

Our core and historic business, TipSnaps is a Creator Economy platform that enables Creators to monetize their content via monthly subscriptions from their most loyal fans and/or via "Tips". TipSnaps' mission is to democratize the monetization of content creation and be the platform of choice for culture-driving creators, with a particular focus on creators who have yet to monetize their content.

Since its founding, TipSnaps has BOOTSTRAPPED to over 478K+ REGISTERED USERS and $2.1M+ in gross sales since inception.

*Competitors and Industry*

**Competitors**

Patreon - Creator Economy Platform focused on helping Creators monetize

Onlyfans - Creator Economy Platform focused on helping Creators monetize

Fanhouse, Fanbase, Fanfix , Cameo, Kofi - All similar platforms enabling creators to monetize their content.

TipPools offers the what we believe to be one of the first Fan feedback loop through TipPools for Fans to crowdfund for content! This is unprecedented and an incredible opportunity within social media and the Creator Economy.

TipSnaps offers a tighter focus, greater customization, and a better platform fee/rate for Creators to set-up a subscription business.

TipSnaps is unique because there is a focus and toward untapped creator niches and creators of color. Massive opportunity that no other platforms have recognized as valuable. 'BET' to 'MTV' or 'Ebony Magazine' to 'Vouge' or 'The Shade Room' to 'TMZ'.

We believe there is cultural relevance and value in having a platform which is niched for specific segments of the Creator Economy. Any argument against this is equivalent to saying there was no need for niche/specialized forms of media TV = BET Magazines = Ebony Magazine. Or more than that, that because there was one good news website online there was not a need for multiple. It's a false narrative. Creators that TipSnaps are targeting and planning to capture will only use and support platform which speak to their brand. Cool, relevant culture-based Creators would much rather affiliate with TipSnaps than Patreon, and anecdotally the team has heard creators articulate this similar point.

**Industry**

Creator Economy Background

The creator economy has grown quickly since 2020 in terms of investment.

https://www.theinformation.com/creator-economy-database

There has been over $7B of venture capital poured into the creator economy since early 2021 according to The Information's creator economy database of deals. Information tracking Creator Economy Deals.

LinkTree Estimates there are 200M Creators globally and according to Adobe, since 2020, the creator economy has grown exponentially (Adobe Estimates 300M globally.) :

https://linktr.ee/creator-report/

● More than 165 million creators joined the Creator Economy since 2020, with significant growth across all markets.

● In the U.S. alone, the Creator Economy grew by 34 million new creators (40%). Brazil (+73 million new creators), South Korea (+11 million) and Spain (+10 million) also emerged as hot spots for creativity.

● One in four people (23%) are creators contributing photography, videography, creative writing and more to online spaces including social media platforms and blogs.

https://news.adobe.com/news/news-details/2022/Adobe-Future-of-Creativity-Study-165M-Creators-Joined-Creator-Economy-Since-2020/

TipSnaps has a 10% platform fee on ALL Transaction types.

We have 3 transactions: Monthly Subscription, Paid Private Messaging, One Off

Tipping and of course, Crowdfunding via TipPools.

For every transaction we payout earning Creators on a weekly basis 90% of the volume generated. Our platform fee covers our operating expenses which include; payment processing, fraud fees/chargebacks, hosting, software development and support costs.

*Current Stage and Roadmap*

**Current stage**

Live Stage with product market fit and very exciting vertical opportunities in the Creator Economy.

We are currently in-market with our product or service. The platform is LIVE and scale-ready now!

**Traction Highlights**

* TipPools Launched in 2022 | Creator Economy Pioneers

* Capital-Efficient: 100% bootstrapped until Jan 2021

* Developed, Launched, Go-to-Market in 2017 - organically grew to 400k+ Registered users with ZERO VC funding. Fully bootstrapped via Crowdfunding and reinvesting into our business.

***2022 Traction***

* 789k Unique Visitors to site in 2022

* 2.3M+ Pageviews

* 34k Registered Users in 2022

* 8k Registered Creators in 2021

**Roadmap**

Q1 '23

Laser focus on driving adoption of TipPools within valuable Fandom/communities.

* TikTok fashion & beauty fans

* TikTok comedian fans

* Instagram models fans

* Instagram & TikTok NCAA athletes fans

* Mega celebs/TMZ style fans

Q2’23 - Q3’23

* Focus on strategic partnerships, Creator Education and “White Glove” Creator support.

* Target key strategic partnerships with Medium to Large Creators

## The Team

### Officers and Directors

**Name:** Lyonel Dougé

Lyonel Dougé's current primary role is with Johnson & Johnson. Lyonel Dougé currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Co-Founder, Director
  **Dates of Service:** January, 2021 - Present
  **Responsibilities:** CEO and founder leads all technology, marketing and sales and finance business operations. Leads all key strategic partnerships and technology decisions. Currently does not take a salary, the company will need to surpass $300k ARR before he takes a salary. Lyonel currently works full-time for Johnson & Johnson in addition to running the business. Please refer to the Risk Factors section of the offering materials. Both founders plan to transition full-time to the business once financially able to.

- **Position:** CTO + CFO
  **Dates of Service:** January, 2021 - Present
  **Responsibilities:** TO Leads all technical and product decisions for TipSnaps.com and TipPools.com. Make key decisions and lead the execution around platform architecture, design, UX/UI, technology stack, coding best practices, integrations/APIs. Acts as the principal financial officer for the company.

Other business experience in the past three years:

- **Employer:** Johnson & Johnson
  **Title:** IT Manager - Digital Product
  **Dates of Service:** January, 2015 - Present
  **Responsibilities:** Product Manager of Consumer Web Platform. Managed Drupal platform where 500+ Johnson & Johnson web sites are developed & hosted; including neutrogena.com, listerine.com, aveeno.com.

**Name:** Vic Lee Boddie II

Vic Lee Boddie II's current primary role is with FDA. Vic Lee Boddie II currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO/Co-Founder
  **Dates of Service:** January, 2021 - Present
  **Responsibilities:** Leads all operational activities such as: Social Media marketing, Brand Strategy, Customer Relations, Compliance, Customer Support and payment processing. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** FDA
  **Title:** Branch Chief, Division of Drug Compliance
  **Dates of Service:** May, 2013 - Present
  **Responsibilities:** Leads the Award-Winning: Drug and Devices – Compliance Medical Support Team - Consisting of 11 Doctors and Regulatory Experts within FDA's Division of Drug Compliance. This is Vic's FT role has TipSnaps develops.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*The amount raised in this offering may include investments from company insiders or immediate family members*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*We are reliant on one main type of service*
All of our current services are variants on one type of service, providing a platform for social media and influencer engagement accounts. Our revenues are therefore dependent upon the market for social media.

*Minority Holder; Securities with Voting Rights*
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business

decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies.

The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

*Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.*
With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021, 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

*The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.*
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

*We may face potential difficulties in obtaining capital.*
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

*We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.*
Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 5,000,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

*We may implement new lines of business or offer new products and services within existing lines of business.*
As an early-stage company, we may implement new lines of business at any time.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately

protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

*The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.*
We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

*Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.*
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

*Damage to our reputation could negatively impact our business, financial condition and results of operations.*
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative

publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

*Our business could be negatively impacted by cyber security threats, attacks and other disruptions.*

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

*Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.*

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***The Company's growth and profitability depend upon a wide variety of factors, some of which are out of the Company's control.***
Whether the Company can grow its revenue and ultimately achieve profitability will depend upon a number of factors including: The Company's reputation and brand recognition; demand for the types of video services the Company offers; the actual and perceived quality, integrity and value of the video services the Company provides; The Company's development and timely deployment of innovative video services that provide value to its users and subscribers; The Company's ability to price its video services competitively; The Company's ability to acquire new subscribers sustainably, through a combination of organic efforts (continuing to convert a meaningful portion of its free user base into paying subscribers), paid acquisition (marketing), sales efforts (for enterprise) and partnerships; The Company's ability to retain and upsell existing subscribers by continuing to provide them with value; the scalability of the Company's technology platform; the quality of the Company's support and onboarding efforts for users and subscribers; the growth of the Company's employee base in a highly competitive market for talent; The Company's ability to expand internationally; The Company's ability to successfully integrate new businesses that

it acquires; changes in laws that allow the Company to host and distribute large quantities of user and subscriber content; and domestic and global macroeconomic conditions.

*The Company's total addressable market may prove to be smaller than it expects.*
While the Company believes, based upon internal data, that every small and midsized business and every larger enterprise will need an online video presence to succeed, the number of entities that are willing and able to pay fees for software-based video services may not be as large as it expects. The Company has not conducted research by a third party to validate its data and thesis.

*The Company may need additional funding as it continues to invest in research and development and expand internationally.*
The Company may need to raise additional funds by way of a primary offering of shares of The Company common stock, which would dilute existing shareholders. The Company may also raise additional funds through additional borrowings. To obtain such funding, The Company may need to pledge assets and agree to certain financial covenants.

*The Company may not have the right product/market fit.*
The Company's business depends upon attracting new subscribers and retaining existing ones. To do so, it must provide products with an attractive value proposition. The Company may fail to do that if it: fails to innovate and provide new and useful features that its users and subscribers want; releases products that fail to reliably operate (due to bugs or service interruptions); releases products too late relative to competitors; prices its products in an uncompetitive manner; or fails to educate its users and subscribers about its features.

*Competition in the Company's market is intense.*
The Company operates in a highly competitive market. It competes with both large social media networks and a variety of niche software providers for business customers. Large social media networks provide their services for free and offer features such as a large built-in audience, social media features and the ability to monetize through advertising. Niche providers include large, well-funded companies and new entrants. Either may be able to provide more compelling features than the Company within their area of focus. In addition, the Company expects that more competitors will emerge given the relatively low barriers to entry for software-based video creation applications, particularly mobile-based applications. New competitors could take the form of start-ups or large, well-funded companies that already operate in markets adjacent to the Company.

*The Company may not be able to scale its business effectively.*
The Company may not be able to capitalize on the market's demand for video if it cannot scale its operations. For example, the Company might experience delays in onboarding new customers and responding to increased customer support tickets, and it may not be able to handle increased loads on its servers during peak times. All of these things would result in missed opportunities or user and subscriber frustration

that could negatively affect user and subscriber growth and retention.

***The success of the Company will depend upon its continued ability to identify, hire, develop, motivate and retain highly skilled individuals worldwide.***

In order to build and scale its business, the Company will need to further increase its employee base, particularly in the areas of engineering, product development, sales (domestically and internationally), customer support and shared services. The Company's ability to attract and retain talent and to fully experience the benefits of that talent depends upon: The Company's reputation; The Company's ability to successfully onboard new employees; The Company's commitment to diversity, equity, and inclusion; and the competitive landscape in the geographic markets for talent in which the Company competes.

***The Company's success depends, in substantial part, on its ability to market, distribute and monetize its products and services through search engines, digital app stores and social media platforms.***

The marketing, distribution and monetization of the Company's products and services depend on its ability to cultivate and maintain cost-effective and otherwise satisfactory relationships with search engines, digital app stores and social media platforms, in particular, those operated by Apple, Google and Facebook. These platforms could decide not to market and distribute some or all of the Company's products and services, change their terms and conditions of use at any time (and without notice), favor their own products and services over those of the Company and/or significantly increase their fees. While the Company expects to maintain cost-effective and otherwise satisfactory relationships with these platforms, no assurances can be provided that the Company will be able to do so and its inability to do so in the case of one or more of these platforms could have a material adverse effect on the Company's business, financial condition and results of operations.

***The Company's business involves hosting large quantities of user content.***

The Company does not (and cannot undertake to) review all or even a significant portion of the videos uploaded to its platform to ensure that the videos do not violate any law or third-party rights. Some of the videos uploaded to the Company's platform will invariably violate a third party's rights or a law, rule or regulation, and if so, the Company could, in turn, face lawsuits, liability and negative publicity for hosting such content.

***The Company collects, stores, and processes large amounts of video content and personal information of its users and subscribers.***

The Company collects, stores and processes large amounts of video content and personal information of its users and subscribers. The Company also shares such information, where appropriate, with third parties that help it operate its business. Despite the Company's efforts, it may fail to properly secure its systems and its user and subscriber data. This could be caused by technical issues (bugs), human error or internal or external malfeasance, and could lead to unauthorized disclosure of data, unauthorized changes or data losses. For example, the Company routinely receives reports from security researchers regarding potential vulnerabilities in its applications. The existence of such vulnerabilities, if undetected or detected but not remediated, could result in unauthorized access to the Company systems or the data of the Company users and subscribers. A data breach could expose the Company to regulatory actions and litigation. Depending on the circumstances, the Company may be required to disclose a suspected breach to regulators, affected individuals and/or the public. This could lead to regulatory actions, including the possibility of fines, class-action or traditional litigation by affected individuals, reputational harm, costly investigation and remedial efforts, the triggering of indemnification obligations under data-protection agreements with subscribers, vendors, and partners and/or higher premiums for cyber insurance.

*The Company may fail to comply with applicable privacy laws.*
The Company is subject to numerous laws governing the use of personal information, including sensitive personal information, such as financial information and demographic information. The failure to comply with applicable privacy laws could lead to regulatory actions, including the possibility of fines, class-action or traditional litigation, reputational harm and/or costly investigation and remedial efforts.

*Compliance obligations imposed by new privacy laws or industry practices may adversely affect the Comany's business.*
New laws could restrict the Company's ability to conduct marketing (by, for example, restricting the emailing or targeting users or use certain technologies like artificial intelligence). Similarly, private-market participants may deploy technologies or require certain practices that limit the Company's ability to obtain or use certain information about its users and subscribers. If these types of changes are implemented, the Company's ability to determine how its users and subscribers are using its video services and to use targeted advertising in a cost-

*The Company may fail to comply with laws regulating subscriptions and free trials.*
There are various laws regulating such offers, such as the U.S. Restore Online Shoppers Confidence Act ("ROSCA") and analogous state-level laws. Non-compliance could result in voided contracts, lost revenue, damages and class action or traditional lawsuits.

*Changes in laws or industry practices concerning subscription services may have a negative impact on renewal rates.*
New laws or interpretations of existing laws may impose obligations that make it difficult or impossible to implement the automatic renewal of subscription to the Company's video service. Private entities involved in payment collection and processing may also effectively regulate subscriptions to the Company's video services. Failure to comply with these rules could result in the Company's inability to process automatic renewals. Finally, the Company has no control over policy decisions by app platforms regarding automatic renewals. Policy changes by app platforms could adversely impact the Company's renewal rates for subscription to its video services, and in turn, its business.

*State and federal securities laws are complex, and the Company could potentially be*

*found to have not complied with all relevant state and federal securities law in prior offerings of securities.*
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

*The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."*
Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

*The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.*
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

*Neither the Offering nor the Securities have been registered under federal or state securities laws.*
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore

assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

*The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

*The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.*
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

*The Company has the right to extend the Offering Deadline.*
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

*The Company may also end the Offering early.*
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

*The Company has the right to conduct multiple closings during the Offering.*
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors

should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

*Investors will be unable to declare the Security in "default" and demand repayment.*
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

*The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.*
The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

*Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.*
The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital

requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities. In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

*There is no present market for the Securities and we have arbitrarily set the price.*
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

*In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.*
In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

*While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.*
Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

*There is no guarantee of a return on an Investor's investment.*
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

*The Company's CEO and Officers do not currently take a salary.*
The Company's officers do not currently take a salary from the business and do not plan to take a salary until the company surpasses $300k ARR. During this time, both of the company's officers currently maintain full-time work for other corporations. They dedicate their time during weeknights and weekends to the business. There is some

level of risk in investing in a company whose day-to-day operations are managed by individuals who do not receive a salary. The CEO is currently the majority shareholder in the company with 79% ownership.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Lyonel Douge | 4,750,000 | Common Stock | 79.166% |

## The Company's Securities

The Company has authorized Common Stock, 2020 SAFE, and Republic 2022 - Crowd SAFE (Crowdfunding Simple Agreement for Future Equity). As part of the Regulation Crowdfunding raise, the Company will be offering up to 137,102 of Common Stock.

***Common Stock***

The amount of security authorized is 10,000,000 with a total of 6,000,000 outstanding.

*Voting Rights*

One vote per share.

*Material Rights*

Stock Options

The total amount outstanding includes 1,000,000 shares to be issued pursuant to RSUs.

***2020 SAFE***

The security will convert into Preferred stock and the terms of the 2020 SAFE are outlined below:

**Amount outstanding:** $200,000.00
**Interest Rate:** 0.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $1,500,000.00
**Conversion Trigger:** Equity Financing / Priced Round

*Material Rights*

There are no material rights associated with 2020 SAFE.

***Republic 2022 - Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)***

The security will convert into Preferred stock and the terms of the Republic 2022 -

Crowd SAFE (Crowdfunding Simple Agreement for Future Equity) are outlined below:

**Amount outstanding:** $46,282.56
**Interest Rate:** 0.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $15,000,000.00
**Conversion Trigger:** Equity Financing / Priced Round

*Material Rights*

There are no material rights associated with Republic 2022 - Crowd SAFE (Crowdfunding Simple Agreement for Future Equity).

## What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  **Final amount sold:** $200,000.00
  **Use of proceeds:** operations
  **Date:** December 28, 2020
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** SAFE
  **Final amount sold:** $46,282.56
  **Use of proceeds:** Operations. Product Development.
  **Date:** October 31, 2022
  **Offering exemption relied upon:** Regulation CF

## Financial Condition and Results of Operations

### Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

### Results of Operations

**Circumstances which led to the performance of financial statements:**

**Year ended December 31, 2020 compared to year ended December 31, 2021**

**Revenue**

Revenue for fiscal year 2020 was $332,090.30 compared to $184,974.12 in fiscal year 2021.

[Decrease in Revenue discussed below]

**Cost of sales**

Cost of Sales for fiscal year 2020 was $299,536.23 compared to $198,672.60in fiscal year 2021.

[Decrease discussed below]

**Gross margins**

Gross margins for fiscal year 2020 were $32,554.07 compared to $13,698.48 in fiscal year 2021.

[Decrease discussed below]

**Expenses**

Expenses for fiscal year 2020 were $77,308.30 compared to $206,562.27 in fiscal year 2021.

[Decrease discussed below]

Effectively from 2020-2021, platforms like Patreon and Onlyfans with hundreds of millions in funding and access to resources slowly attracted away some of our larger Creators. Specifically in niches such as modeling. In 2022 we're able to keep revenues steady and our ready for growth going forward. We are very optimistic as TipSnaps Inc. considering the rollout of our new product TipPools (Crowdfunding for Content) and our focus appeal to Creators who have yet to monetize their content in the creator economy (beauty, skincare, athletes, hair, etc.).

**Historical results and cash flows:**

The Company is currently in the Production stage and revenue-generating. We are of the opinion the historical cash flow will not be indicative of the revenue and cash flows expected for the future because TipSnaps has an extraordinarily strong user base, an innovative tech stack, and a revolutionary feature TipPools (Crowdfunding for social media content). TipPools is a brand-new category in the Creator Economy which in 2021, was estimated at $104B with 32% CGAR. Past cash was primarily generated through revenues & equity investments. Our goal is to capitalize on capturing the new category of Crowdfunding for content via TipPools in the Creator Economy, which we estimate to be unicorn potential. Secondarily, our core product TipSnaps will continue to capture underserved and overlooked niches of Creators.

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020, and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, which may at times, exceed federally insured limits. No losses have been recognized as a result of these excess amounts.

As of March 31, 2022, the Company had an aggregate of $35,172.54 in cash and cash equivalents, leaving the Company with approximately 12 months of runway.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

As of January 2023, the Company has capital resources available in the form of Cash on hand of $18,342.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds of this campaign are not critical to our company operations.

If not critical: We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign, however, limited. The founder has personal funds to fund the operations of the business. Additionally, we have an extremely low burn rate as of 2023, we are very lean and only require $2k/month to operate.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are not necessary to the viability of the Company. We will continue to operate regardless of the outcome of the crowdfunding campaign.

However, if we successfully raise our maximum target, of the total funds that our Company has, 3,000% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months . This is based on a current monthly burn rate of $2,000/month for expenses related to hosting, software development and support.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 5 years. This is based on a proposed increased monthly burn rate of $8,000 for expenses related to marketing, hosting, software engineering and support.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Currently, the Company has not contemplated additional future sources of capital. However, we do plan on raising a Series A in late 2023 or early 2024.

## Indebtedness

- **Creditor:** Creators Fund, LLC and Daniel Pomp Revocable Trust
  **Amount Owed:** $200,000.00
  **Interest Rate:** 0.0%
  $200,000 (2 Safes: Creators Fund, LLC $150,000 and Daniel Pomp Revocable Trust $50,000) If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

- **Creditor:** Lyonel Dougé
  **Amount Owed:** $34,351.00
  **Interest Rate:** 0.0%

## Related Party Transactions

- **Name of Entity:** Lyonel Dougé
  **Relationship to Company:** Officer
  **Nature / amount of interest in the transaction:** The Company has conducted the following transactions with related persons: During the years ended December 31, 2021, and 2020, Lyonel Dougé processed transactions on the Company's behalf. On December 31, 2021 and 2020, this activity resulted in a related party payable of $34,351 and $19,177, respectively. These transactions are noninterest bearing and have no maturity date.
  **Material Terms:** From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## Valuation

**Pre-Money Valuation:** $25,020,000.00

**Valuation Details:**

The company determined its pre-money valuation based on an analysis of multiple factors. Firstly, we believe our conservative pre-money valuation is derived from our growth since our previous fundraising rounds as well as a competitive analysis with direct competitors in 2023.

We have previously raised 2 fundraising rounds, a Pre-Seed in 2021 and an equity crowdfunding campaign on Republic @ $15M Pre-Money Valuation in 2022. https://republic.com/tipsnaps (to see those deal terms).

The increase in our valuation is based on the user growth in our business since that time period. Since that prior fundraising round in 2022, we have registered 6.5k new users for a total of ~70k registered creators (1,300 who have earned money on our platform) and 400,000 fans. Further, our platform's core focus is creators of color and respective niches of creators of color (such as Black Hair & Beauty, Comedians of Color, Athletes of Color) who are often overlooked by larger incumbent platforms. Further, in 2022 we launched TipPools our second brand product.

Secondly, we analyzed two key competitors in the space to determine our pre-money valuation.

Competitor #1: Patreon in 2021, Patreon was valued at $4B - https://tcrn.ch/3fPLmtB but since then their valuation has dropped maybe as low as ~ $1.5B. https://www.businessinsider.com/patreon-valuation-creator-deals-fell-flat-ahead-of-layoffs-2022-10, Patreon hosts over 6 million patrons. At least 1 patron supports more than 210,000 creators. Patreon has raised a total funding of $412.1 million. Sources: https://backlinko.com/patreon-users. With 6M users, Patreon's valuation even at their lower $1.5B valuation is 60x the valuation of TipSnaps, even though they only have 13x more (6M/470k) users than TipSnaps. We recognized that TipSnaps has not achieved this level of success yet, however, we are highlighting the successful players in the industry for comparison for our valuation.

Competitor #2; FanFix - Direct Competitor Acquired by Superordinary for $65M- they tout having 800 Creators and 140k Fans. This is a more direct comparison company as FanFix had less competitors than TipSnaps and was still acquired for a record amount. TipSnaps in comparison has ~70,000 Registered Creators (1,300 Creators who have earned money on the platform) & 400,000 Fans. We have 2x their user base but almost 3x less than their valuation at acquisition. https://www.crunchbase.com/acquisition/superordinary-acquires-fanfix--9ee1d6e3

Based on the above analysis, the company determined its pre-money valuation. Please refer to our disclaimers below and our Risk Factor section of our offering materials.

### *Disclaimers*

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is only one class of authorized stock, common; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $246,282.56 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.66 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $571,715.34, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  50.0%
  Our primary objective is community growth. We have 3 amazing Gen Z growth managers we're ready to hire to help us drive growth in building community around TipPools and capturing the niches we care about. The platform is LIVE and scale-ready now!

- *Operations*
  34.5%
  We will hire 3 Fulltime developers (mix Full-stack and Backend) to continue to develop our product roadmap and continue to improve the robustness and scalability of our platform.

- *Support & Moderation*
  7.4%
  To manage a huge community of end users creating TipPools, we have to ensure moderation and end user support is robust. We will dedicate 1 FT US based resource and 3-5 offshore resources to ensure moderation and support for our platform.

- *StartEngine Service Fees*
  2.6%
  Fees for certain services provided by StartEngine.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://tipsnaps.com (https://tipsnaps.com/annualreport).

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/tipsnaps

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TipSnaps, Inc.

*[See attached]*

TIPSNAPS, INC.

Unaudited Financial Statements

For the year ended December 31, 2021 and 2020

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
TipSnaps, Inc.
West Orange, New Jersey

We have reviewed the accompanying financial statements of TipSnaps, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of stockholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 8, 2022
Los Angeles, California

| As of December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 3,020 | $ 197,371 |
| Accounts and other receivables | 1,431 | 5,367 |
| Prepaid expenses | - | 2,800 |
| **Total current assets** | **4,451** | **205,538** |
| | | |
| **Total assets** | **$ 4,451** | **$ 205,538** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Credit Cards | $ 7,378 | $ - |
| Due to related party | 34,351 | 19,092 |
| **Total current liabilities** | **41,729** | **19,092** |
| | | |
| Simple Agreement for Future Equity (SAFEs) | 200,000 | 200,000 |
| **Total liabilities** | **241,729** | **219,092** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock | 500 | - |
| Additional Paid in Capital | 7,900 | - |
| Member's capital | - | 8,300 |
| Capital distributions | (40,979) | (36,645) |
| Retained earnings | 14,791 | 60,462 |
| Net Income | (219,490) | (45,671) |
| **Total Stockholders' Equity** | **(237,278)** | **(13,554)** |
| | | |
| **Total Liabilities and Stockholders' Equity** | **$ 4,451** | **$ 205,538** |

*See accompanying notes to financial statements.*

TIPSNAPS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

| **For Fiscal Year Ended December 31,** | **2021** | **2020** |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ 184,974 | $ 332,090 |
| Cost of revenue | 198,673 | 299,621 |
| Gross profit | (13,698) | 32,469 |
| | | |
| Operating expenses | | |
| General and administrative | 168,301 | 65,876 |
| Technology and development | 29,107 | 10,948 |
| Sales and marketing | 9,155 | 809 |
| Total operating expenses | 206,562 | 77,633 |
| | | |
| Operating income/(loss) | (220,261) | (45,164) |
| | | |
| Interest expense | - | - |
| Other Loss/(Income) | (771) | 507 |
| Income/(Loss) before provision for income taxes | (219,490) | (45,671) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net income/(Net Loss)** | **$ (219,490)** | **$ (45,671)** |

*See accompanying notes to financial statements.*

TIPSNAPS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

| (in , $US) | Common Stock Shares | Common Stock Amount | Additional Paid in Capital | Member's Capital | Member's Distributions | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2019** | | | | | **$ (36,645)** | **$ 60,462** | **$ 23,817** |
| Capital contributions (distributions) | - | | | 8,300 | - | - | 8,300 |
| Net Income (Loss) | | | | | - | (45,671) | (45,756) |
| **Balance at December 31, 2020** | - | | | **8,300** | **(36,645)** | **14,791** | **(13,554)** |
| Capital contributions (distributions) | | | | 100 | (4,334) | | (4,234) |
| Conversion from LLC into C Corp | 5,000,000 | $ 500 | $ 7,900 | (8,400) | | - | - |
| Net Income (Loss) | | | | | - | (219,490) | (219,490) |
| **Balance at December 31, 2020** | **5,000,000** | **$ 500** | **$ 7,900** | - | **$ (40,979)** | $ (204,699) | $ (237,278) |

*See accompanying notes to financial statements.*

| **For Fiscal Year Ended December 31,** | | **2021** | | **2020** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (219,490) | $ | (45,671) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Changes in operating assets and liabilities: | | | | |
| Accounts receivable | | 3,936 | | 8,178 |
| Due from related party | | - | | 6,139 |
| Prepaid expenses | | 2,800 | | - |
| Due to related party | | 15,258 | | 19,092 |
| Credit Cards | | 7,378 | | |
| **Net cash provided/(used) by operating activities** | | **(190,117)** | | **(12,262)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of fixed assets | | - | | - |
| **Net cash provided/(used) in investing activities** | | **-** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital contributions (distributions) | | (4,234) | | 8,300 |
| Borrowing on Simple Agreement for Future Equity (SAFEs) | | - | | 200,000 |
| **Net cash provided/(used) by financing activities** | | **(4,234)** | | **208,300** |
| | | | | |
| Change in cash | | (194,351) | | 196,038 |
| Cash—beginning of year | | 197,371 | | 1,333 |
| **Cash—end of year** | **$** | **3,020** | **$** | **197,371** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | $ | - | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - | $ | - |

*See accompanying notes to financial statements.*

TIPSNAPS Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020

## 1. NATURE OF OPERATIONS

TipSnaps Inc. ("the Company") was formed on March 30, 2017, as LLC under the laws of the State of Delaware. On June 1, 2021, the Company converted from LLC into C Corp in the state of Delaware. The financial statements of TipSnaps Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in West Orange, New Jersey.

The Company is an online platform for social media influencers to monetize their following, by allowing influencers to sell exclusive content to followers.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31. The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. On December 31, 2021 and 2020, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may at times, exceed federal insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Receivables and Credit Policy

Accounts receivables are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable accounts considered at risk or uncollectible. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. On December 31, 2021, and 2020, the Company determined no allowance for uncollectible accounts was necessary.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2021, and 2020, the Company recognized $894 and $825 in advertising costs, respectively.

Income Taxes

TipSnaps Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

Revenue is recognized when control of the promised product or service (product) is transferred to our customers, in an amount reflecting the consideration we expect to be entitled to in exchange for such product.

We typically receive payment at the time of sale, the purpose of which is to provide our customers with a simplified and predictable way of purchasing our products. We have determined that our contracts do not include a significant financing component. Payments received in advance of our performance are recorded as deferred revenue. Revenue is recognized net of allowances for returns and applicable transaction-based taxes collected from customers.

Our products are generally sold with a right of return within our policy, which are accounted for as variable consideration when estimating the amount of revenue to recognize. Refunds are estimated at contract inception using the expected value method based on historical refund experience and updated each reporting period as additional information becomes available and only to the extent it is probable a significant reversal of any incremental revenue will not occur. Refunds result in a reduced amount of revenue recognized over the contract term of the applicable product.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs related to incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows
arising from customer contracts, including significant judgments and changes in judgments and assets recognized
from costs incurred to obtain or fulfill a contract.

In June 2020, the FASB issued ASU 2020-05, which defer the effectivity of ASU 2014-09, for one year, the required effective date of revenue for certain entities that have not yet issued their financial statements (or made financial statements available for issuance) reflecting the adoption of Revenue. Those entities may elect to adopt the guidance for annual reporting periods beginning after December 15, 2019, and for interim reporting periods within annual reporting periods beginning after December 15, 2020. Those entities may elect to follow the original effective date of annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

The Company is in the process of evaluating the impact of ASU 2020-05 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

## 3. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2021, and 2020, the Company's sole member processed transactions on the Company's behalf. On December 31, 2021 and 2020, this activity resulted in a related party payable of $34,351 and $19,177, respectively. These transactions are noninterest bearing and have no maturity date.

## 4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with par value of $0.0001. As of December 31, 2021, 5,000,000 shares have been issued and are outstanding.

## 5. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

| | | | | | As of Year Ended December 31, | | |
|---|---|---|---|---|---|---|---|
| **SAFE(s)** | **Borrowing Period** | | **Valuation Cap** | | **2021** | | **2020** |
| Creators Fund, LLC - SAFE | 12.28.2020 | $ | 1,500,000 | $ | 150,000 | $ | 150,000 |
| Daniel Pomp Revocable Trust - SAFE | 12.28.2020 | $ | 1,500,000 | $ | 50,000 | $ | 50,000 |
| **Total SAFE(s)** | | | | **$** | **200,000** | **$** | **200,000** |

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

## 6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

| **As of Year Ended December 31,** | | **2021** | | **2020** |
|---|---|---|---|---|
| Net Operating Loss | $ | (60,634) | $ | - |
| Valuation Allowance | | 60,634 | | - |
| **Net Provision for income tax** | $ | - | $ | - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Net Operating Loss | $ (60,634) | $ - |
| Valuation Allowance | 60,634 | - |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $219,440, and the Company had state net operating loss ("NOL") carryforwards of approximately $219,440. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.
The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits. The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 8, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

## 9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $220,261, an operating cash flow loss of $190,117, and liquid assets in cash of $3,020, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

TipPools is not live or open to the public at this moment.



INVEST IN TIPPOOLS TODAY!

# Fan Initiated Crowdfunding For Pay-Per-View Social Media Content From Any Creator & Influencer!

We are a web-based app for content creation with over 478K registered users. We recently launched our newest feature, TipPools, which allows fans to crowdfund money to fund ...

**Show more**

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Tip Pools lets you Crowdfund for Any Content from Any Creator!
TIP POOLS
CROWDFUNDING
FOR PPV SOCIAL MEDIA
CONTENT FROM ANY CREATOR!

**$0.00 Raised**



## REASONS TO INVEST

- According to our research, we are the first to develop a feature allowing fans to crowdfund money in exchange for social media content from their favorite creators, reshaping the fast-growing Creator Economy.
- Since our launch, we have acquired over 478K users and generated $2.1 million in gross sales.
- Led by a stellar team with years of experience in software engineering, business development, and growth marketing. Our advisors include the co-founder of Blavity/Afrotech and a VP at Nike. Pre-Seed angel investors include one of the founders of Rackspace.

**Invest Now**
$4.17 Per Share

| RAISED | INVESTORS |
| --- | --- |
| $0.00 | 0 |
| **MIN INVEST** | **VALUATION** |
| $254.37 | $25.02M |

### THE PITCH

*TipPools is fan-initiated crowdfunding for pay-per-view social media content. Think 'GoFundMe' for social media content, except the fans are empowered to catalyze other viewers to request the content that they want to see. The Creator does not have to be involved in the initial idea, fans can come together and pledge/pool using the TipPools mobile-optimized web platform. No one is charged unless the Creator accepts the challenge, so it's a safe bet and win/win for Creators and fans alike. Since our launch, we have built a community of over 478,000 users and generated $2.1 million in gross sales.*

*TipPools is a product line of TipSnaps, Inc. which also operates the TipSnaps social media application. Investing in this offering includes investing in TipSnaps, INc., the parent company of both product lines.*

OVERVIEW

## Fan-Funded Content Creation


TIP POOLS
FANS
CROWDFUND
REQUESTING CONTENT FROM ANY CREATOR!
TipPools is fan-initiated crowdfunding for pay-per-view social media content.
Think 'GoFundMe' for social media content, except the fans are empowered to catalyze other viewers to request the content that they want to see.
tipsnaps
Live Pools
Create a Tip Pool
Tip Pools

We've developed a visionary new platform, TipPools to revolutionize content creation by giving fans a voice. TipPools provides creators and fans with a powerful new way to engage, with broad applications across all content niches and fan communities. With 165 million new content creators entering the market since 2020 and the meteoric rise of premium, subscription-based content, TipPools gives audiences the opportunity to crowdfund to see the content they want from their favorite creators. Join us as we facilitate the creative revolution of tomorrow!


Examples How Fans Use TipPools
POST MALONE VS. JACK HARLOW DO A VERSUS RAP BATTLE LIVE STREAM ON TIPPOOLS.COM
WHAT DO FANS WANT FROM @KEP1ER?
CARDI B VS. NICKI MINAJ DO A VERSUS RAP BATTLE LIVE STREAM ON TIPPOOLS
DJ Pauly D Play a Set to Hype the Holidays LIVE STREAM ON TIPPOOLS.COM
WHAT CONTENT WOULD YOU REQUEST FROM @COLE.LABRANT?
WHAT DO FANS WANT?
ADDISON RAE
WHAT CONTENT WOULD YOU REQUEST FROM @BTS.BIGHITOFFICIAL?
WHAT CONTENT WOULD YOU REQUEST FROM @CAMILA_CABELLO?


ANYTHING FANS WANT CAN BECOME A TIPPOOL
VIRAL
ADDISON RAE VS CHARLI D'AMELIO
DANCE BATTLE REQUEST
TRENDING
ZACH KING VS. DAVID BLAINE
MAGIC DUEL
LIVE STREAM ON TIPPOOLS

THE PROBLEM & OUR SOLUTION

## A New Stream of Untapped Revenue in the Creator Economy

Currently, the monthly subscription model is top-down, with the creator holding all the power. Fans have zero voice in the type of content being posted, the frequency of posting, or pricing. In short, the audience has no leverage.



Fans Are An Afterthought...
• "Stuck in the comments or DMs" with no voice
• No way to Request the content they actually want to see
TIP POOLS




TIP POOLS
CREATOR PLATFORMS FOCUS TOO LITTLE ON FANS...
Fans are the lifeblood of the Creator Economy, yet they are left with little say in the content they are paying for.
Subscribing to a Creator is becoming an economic decision. Fans need leverage and negotiation power.


With TipPools, we give fans access to a feedback loop where they can unite around the content they want to see, pool money, and make an offer to their favorite creator on the internet. If the creator accepts the offer, only the viewers who contributed to the TipPool can see the exclusive content. If the creator rejects the challenge, fans do not get charged, making it a win/win for everyone. We keep 10% of revenue from our platform, putting 90% in the hands of our creators.



TIP POOLS
Pre-Authorize Credit Cards To Ensure Fans Have Funds.
Administrative Panel To Orchestrate Activation Of Pool And Distribute Funds
Never Charge Fans Until Creator Claims Pool
Live Streaming
Tip Pool
Create a Tip pool
Participate in Crowdfunding




TIP POOLS
ENABLING FANS WITH A UNITED VOICE!


1 Fans Create TipPool Idea
2 Crowfund money & offer to Creator
3 Creator Accepts Pool & Create Content
4 Deliver Content to Fans
TIP POOLS
Fans
Creator
Fans

THE MARKET & OUR TRACTION

## A Robust Community and a Fast-Growing Industry

According to some estimates, there are between 200 million and 300 million content creators globally (Source | Source). Since 2020, 165 million new creators joined the creator economy. Subscription-based content creation currently amounts to over $6 billion, but is mainly limited to only two platforms: Patreon and Onlyfans (Source | Source).


DID YOU KNOW?
THE CREATOR ECONOMY IS VALUED AT
$104 BILLION
Making
TipPools
Total Addressable Market (TAM)
$15+ Billion

Since our launch, we have achieved the following milestones:

- Earned $2.1 million in gross revenue
- Registered users grew by 34K in 2022 to over 478K
- Launched our groundbreaking TipPools feature in 2022
- Multiple press features, including CNBC, BusinessInsider.com, TheInformation, Bootstrapper.com, and more.
- Recently added advisors Aaron Samuels, Founder of Blavity/Afrotech, and Aaron Pempel, VP at Nike.


TIP POOLS
Not A Theory,
WE HAVE TRACTION
$2.1M+
Marketplace Sales (Gross)
478K
Registered Users
8.5M
Unique Visitors
42M
Page Views


Business Model
TIP POOLS
• TipPools keeps 10% of all transactions
• We host all content and live-streams to keep Creators & Fans On-Platform
• 90% paid out to Creators

WHY INVEST

## Join the Creative Revolution


Why Invest
Why Invest Now.
Massive growing market
Underserved segments
Traction and profitability
Experienced team with proven track record of delivering digital products for Fortune 100 companies

Our community growth has been mostly bootstrapped, although we've raised a small pre-seed with some notable angel investors. We have grown to over 478K registered users, a feat that typically requires tens of millions of funding we've accomplished with almost no funding.

With the launch of TipPools, we are ready to use this raise to fund major community growth on existing social media platforms so we can scale quickly. As we grow, we envision building a more equitable future for content creation in which fans and creators interact seamlessly through our crowdfunding challenges. With $2.5 million in gross revenue already earned, we are ready to bring the creative revolution to our users.


TIP POOLS
by tipsnaps
TIP POOLS
CROWDFUNDING FOR CONTENT


TIP POOLS
PAT CONDON
RACKSPACE
CO-FOUNDER
PAT MATTEWS
RACKSPACE
CO-FOUNDER
DANIEL POMP
GENESEEK
FOUNDER
OUR PRE-SEED
ANGELS

## ABOUT

| HEADQUARTERS | VALUATION |
| --- | --- |
| **16192 Coastal Highway Lewes, Delaware 19958** | **$25.02M** |

We are a web-based app for content creation with over 478K registered users. We recently launched our newest feature, TipPools, which allows fans to crowdfund money to fund content requests from their favorite creators.

## TEAM



**Lyonel Douge**
**CEO, CTO, CFO, Director and Co-Founder**

Lyonel Dougé is the founder and CEO of TipSnaps, a creator economy platform launched in 2017 as one of the first creator monetization platforms on the internet. Prior to launching Tipsnaps, Lyonel held roles for 10+ years in software engineering and IT Management at Fortune 500 companies such as Sony Music, ViacomCBS/Paramount, the NFL and Johnson & Johnson. Lyonel has an academic background in computer science from the University of Pittsburgh. With his background in computer science, engineering and media, Lyonel possesses a passion for the intersection of technology and media.

In 2017, Lyonel had a firm conviction that the billion dollar, centralized and ad-monetised social media industry was inequitable, and he saw the opportunity for creators to start directly monetizing their content. Considering his technical background, Lyonel decided to personally develop and bootstrap TipSnaps independently prior to raising any capital. Lyonel established the entire platform infrastructure including website, credit card payment processing, global payout processing, age, Identity and tax compliance processes personally. Lyonel bootstrapped from 2017 to 2020 before raising capital with angel investors in 2021. With over 450K registered users and paying out more than $2M to creators, Lyonel has established himself as a leader and visionary in the creator economy as he has been featured in publications such as CNBC, Bootstrappers, Business Insider, The Information, TechTimes and Tech Bullion. Lyonel sees Crowdfunding for content as the next big iteration for Creator/Fan interaction and wants TipPools to win the category.



**Dr. Vic L. Boddie II**
**COO and Co-Founder**

Dr. Vic Boddie is the Co-Founder and COO of TipSnaps, leading the organization's growth, marketing, brand strategy, and business development teams.

Prior to TipSnaps, Vic had an exemplary track-record of leadership at the U.S. Food and Drug Administration (FDA), where he oversaw the implementation of multiple high-profile policy initiatives centered around consumer health, health equity, and social engagement. Now with TipSnaps, Vic is focused on expanding the organization's mission of ensuring that all content creators have fair and equitable opportunities to monetize their content. TipSnaps has a long-term vision of using the creator economy to bridge the wealth gap for black creatives and to ensure that all creators have a platform that values their creativity and more importantly provides fair access to monetize their content.

Dr. Boddie has been featured in numerous publications such as: CNBC, Business Insider, The Information, TechTimes and Tech Bullion, and is devoted to ensuring that TipSnaps remains a leader in the creator economy – continuing to innovate and challenge the status quo.



**Aaron Pempel**
Advisor

Aaron Pempel spent 20 years at Nike holding VP/GM roles within their Running & Accessory businesses. Currently Aaron is Investing & Advising various startups. Aaron spent his early career at McKinsey & Company and Smith Barney. Graduate of Cornell University and the Harvard Business School.



**Aaron Samuels**
Advisor

Aaron Samuels is Founder and Managing Partner of Collide Capital. Prior to Collide Capital, Aaron began his career as a spoken word artist before working at Bain & Co. as a strategy consultant and TeleSign as a Product Manager. Combining his love for storytelling, strategy, and technology, Aaron co-founded and served as COO at Blavity, the largest global Black Media company for Millennials and Gen-Z, and AfroTech, the largest Black Tech conference in the world.



**Ellis Taliaferro**
Advisor

Ellis Taliaferro is a leader and recognized subject matter expert in middleware services and APIs. Currently leading API architecture, Ellis has spent 11 years as an architect at JP Morgan Chase. Previous experience at Booz Allen & Lockheed Martin & NASA. Ellis has advised and supported the TipSnaps technical team on backend architecture & and hosting infrastructure.



**Artur Edylin**
Full-Stack Developer (Part-Time)

Artur is a part-time employee currently.



**Eduard Sargsyan**
Full-Stack Developer (Part-Time)

Eduard is a part-time employee currently.



**Rey Narcilla**
Support Manager

Rey is currently a full-time employee.



**Ralph Villanueva**
Social Media Manager

Ralph is currently a full-time employee.

# TERMS

TipPools

## Overview

PRICE PER SHARE
**$4.17**

VALUATION
**$25.02M**

DEADLINE
**Apr 18, 2023**

AMOUNT RAISED
**$0.00**

## Breakdown

MIN INVESTMENT
**$254.37**

OFFERING TYPE
**Equity**

MAX INVESTMENT
**$571,715.34**

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
**2,398**

SHARES OFFERED
**Common Stock**

MAX NUMBER OF SHARES OFFERED
**137,102**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing

Offering Memorandum

Risks

| | | |
|---|---|---|
| **Company** | : | **TipSnaps, Inc.** |
| **Corporate Address** | : | **16192 Coastal Highway, Lewes, Delaware 19958** |
| **Offering Minimum** | : | **$9,999.66** |
| **Offering Maximum** | : | **$571,715.34** |
| **Minimum Investment Amount (per investor)** | : | **$254.37** |

**Terms**

**Offering Type** : **Equity**

**Security Name** : **Common Stock**

**Minimum Number of Shares Offered** : **2,398**

**Maximum Number of Shares Offered** : **137,102**

**Price per Share** : **$4.17**

**Pre-Money Valuation** : **$25,020,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives and Bonuses***

**Loyalty Bonus -** Previous Investors of TipSnaps will receive additional 10% bonus shares on their investment

**Time-Based:**

Friends and Family Early Birds - Invest within the 3 days of the campaign and receive 15% Bonus Shares

Super Early Bird Bonus - Invest within the first week of the campaign and receive 10% Bonus Shares

Early Bird Bonus - Invest within the first 2 weeks of the campaign and receive 5% Bonus Shares

**Amount-Based:**

$500+ | Invest $500+ and receive a limited edition TipSnaps T-shirt + 5% Bonus Shares

$1,000+ | Invest $1000+ and receive a limited edition TipSnaps Hoodie + 8% Bonus Shares

$2,500+ | Invest $2,500+ and receive a TipSnaps Hoodie and T-Shirt + 10% Bonus Shares

$5,000+ | Invest $5,000+ and receive a TipSnaps Hoodie and T-Shirt + 15% Bonus Shares

$10,000+ | Invest $10,000+ and receive a TipSnaps Hoodie, T-Shirt, Private call/meeting with the Founders (time and location permitting) + 20% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

TipSnaps will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.17 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $417. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus listed above in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

## PRESS

### CNBC make it

This 37-year-old launched a social media company with 400,000 users – while keeping his day job

View Article

### The Information

Crowdfunding the Creator Economy; A Teen TikToker's Violent Stalker

View Article

### Business Insider

The Top 14 New York Creator Economy Startups, From an NFT Marketplace to a Streaming Platform Focused on Stock Trading

View Article

### Bootstrappers

Raising Minority Voices With More Than Just Exposure and a Feel-Good Message

View Article

### Ad Exchanger

Despite Strides, Creators of Color Still Struggle To Get Discovered And Get Paid

View Article

Show More Press

## JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

# HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

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**REWARDS**
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What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs




@ 2023 All Rights Reserved

Download on the App Store





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**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

(Voiceover & Graphics)

So you're wondering how TipPools works?!

TipPools is a brand new way to request content from Creators and Influencers!

Fans can get together and basically form a petition to request the content THEY want to see from ANY Creator!

Want to see your favorite creator do something, but don't know how it could ever happen?

What if you and 10,000 other like-minded fans each offered them $5 bucks.

That's $50,000!

When the Creator hears about the Pool, now they might actually do it!

The beauty of TipPools is, you never get charged UNTIL the creator accepts the challenge.

And ONLY the people who chip in, get access to the content when it's finally made.

It's all happening on TipPools.com. So just sign up and create your own TipPool today!

Power To The Fans!

(Lyonel Speaking)

Hi! My name is Lyonel Dougé and I am the Founder/CEO of TipSnaps, Inc. Our latest feature, TipPools is revolutionary and we expect it to make huge waves in the creator economy and social media more broadly. If you would like to join us on our journey please invest and share our campaign page with your network. We appreciate your support!

Here is a bit more about TipPools, the market opportunity and our company.

Lyonel's version:

(Voiceover & Graphics)

Subscribing to a Creator on social media is becoming an economic decision. Except Fans are treated as an afterthought. Creators dictate the price, the duration, and the frequency of when they post their content. Fans are 'left in the comments & DMs' with a "take it or leave it" deal. Fans have no leverage. Imagine if fans could collectively come together and request content they actually wanted! This is what TipPools offers.

In the $100B + Creator Economy, we expect crowdfunding for content to become a significant UTILITY. Every fandom community across social media can leverage TipPools to unite and request the content they ACTUALLY want to see from their favorite creators.

#PowerToTheFans

(Quick thoughts for last 30-45 seconds - Vision - explain more in depth about TipPools using dummy TipPools)

Vic's Version:

(Voiceover & Graphics)

In the $100B+ Creator Economy, we expect crowdfunding for content to become a significant tool utilized by fans to request the content that they collectively want to see.

TipPools is the ultimate challenge or dare, except Fans are able to collectively crowdfund together in hopes that the creator will see the money, accept the challenge and provide the TipPool content.

Every fan community across social media can leverage TipPools to unite and request the content that they want to see from their favorite creators.

Subscribing to a Creator on social media is becoming an economic decision. Except Fans are treated as an afterthought. Creators dictate the price, the duration, and the frequency of when they post their content. Fans are 'left in the comments & DMs' with a "take it or leave it" deal. Fans have no leverage. Imagine if fans could collectively come together and request content they actually wanted! This is what TipPools offers.

#PowerToTheFans

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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